UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: September 11, 2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrant files or will file annual

reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the presentation materials related to the UBS

Best of Switzerland
conference held on September 11, 2024, which appear immediately following this page.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the

registrant has duly caused this
report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS Group AG

By: _/s/ David Kelly______________
Name:

David Kelly
Title:

Managing Director
By: _/s/ Ella Campi_______________
Name:

Ella Campi
Title:

Executive Director

UBS AG
By: _/s/ David Kelly______________
Name:

David Kelly

Title:

Managing Director
By: _/s/ Ella Campi_______________
Name:

Ella Campi
Title:

Executive Director
Date:

September 11, 2024

Executing with momentum and delivering for our clients in Switzerland

UBS Best of Switzerland conference

Sabine Keller-Busse
President Switzerland and Personal & Corporate Banking

11 September 2024

Key messages

We have stabilized Credit Suisse's client franchise and funding situation, and are executing the integration of the Swiss business with discipline

We are taking targeted actions to remain a reliable partner to the Swiss economy and our clients, and to restore sustainable profitability levels

We are enhancing our products and services for our clients, and we are committed to continue providing CHF ~350bn of credit in our home market

A cornerstone of the Swiss economy

>160
years of history

#3
private employer

>50m
in annual sponsorships across education, sport and culture, CHF

~30%
of UBS Group revenues and equity[1]

~350bn
lending volume to Swiss clients, 30.6.24[2], CHF

10x
Switzerland's Best Bank[3]

A stable and reliable partner and the gateway to global opportunities for our Swiss clients

- Balance sheet for all seasons
- Sound and proven risk standards
- Sustainable levels of profitability

UBS

1 Region Switzerland underlying revenues as percentage of total Group excluding Group Items and Non-core and Legacy, 2Q24; Total equity of UBS Switzerland AG and Credit Suisse (Schweiz) AG over Group total equity, 30.6.24; 2 Gross loans in P&C and GWM Switzerland; 3 Euromoney, over the past 10 years, of which seven times UBS and three times Credit Suisse

UBS stepped in at a time of need



Profit before tax[1]
CS Swiss Bank, CHF m
SNB policy rate +250bps
(45%)
428
477
470
461
393
408
387
278
313
224
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23



Customer deposits
CS Swiss Bank, CHF bn
(37%)
153
97
2Q22
2Q23



Client consideration of CS[2]
among CS clients
(41%)
83%
49%
2021
Apr 23

1 US GAAP, adjusted; 2 Swiss Market Tracker PB; "Which banks would you generally consider if you are researching financial products and services?", % of CS client respondents choosing "Credit Suisse"

Our strength and focus allowed us to stabilize CS's client franchise

~30bn
increase in customer deposits[1],
June 2023 - June 2024

84%
top talent retention[2],
December 2022 vs. December 2023

87%
asset retention for departing client advisors[3],
May 2023 - June 2024

+26%
CS client consideration of UBS[4],
July 2024 vs. July 2023

+25%
UBS brand likeability index[5],
July 2024 vs. August 2023

UBS

1 CS and UBS total P&C + Wealth Management Switzerland; 2 Analysis for CS Swiss Bank legacy businesses Private Banking Switzerland, Personal & Business Banking, Corporate Banking, and Institutional Clients; 3 Retained invested assets as percentage of assets from clients of departing client advisors; Analysis as of June 2024 for former CS Private Banking Switzerland; 4 Swiss Market Tracker PB; "Which banks would you generally consider if you are researching financial products and services?", % of CS client respondents choosing "UBS"; 5 UBS Swiss Brand Initiative study; "To what extent do you associate these values with UBS?" "Secure", "Trustworthy", "Appreciative of clients", "Caring for clients' needs", "Sympathetic", "Warm and human", "Accessible" – Scale from 1 (completely disagree) to 5 (completely agree); average of the 7 answers

We are executing on our integration plans with discipline



2023
2024
2025
2026
19.3.23 CS merger announcement
30.8.23 announced decision to integrate CS Swiss business
1.7.24 completed Swiss bank merger
UBS
Running 2 IT platforms and operations in parallel until client migration completion
Preparation for client migration
Client migration in waves
Manual onboarding of complex clients
CS
CS IT decommissioning
Full execution under target operating model and delivery of cost synergies

Aligned CS Swiss Bank's organizational setup to UBS's, focusing on client needs

Illustrative


Credit Suisse Swiss Bank
UBS
HNWI[1]
IB CH
AM product coverage
Personal & Corporate Banking
GWM
IB
AM
Personal & Corporate Banking (P&C)

We have transferred businesses from Credit Suisse's Swiss Bank to the business divisions in which clients can be best served

We are leveraging our global expertise and platform for the benefit of our clients

We are operating as one region with strong collaboration across all business divisions

P&C focuses on the **Personal, Corporate and Institutional segments in Switzerland** while allowing clients to benefit from the specialized products and capabilities other divisions offer

Limited comparability between CS Swiss Bank and UBS P&C

UBS

On 19 April 2024 UBS published updated time series with restated segment financial information reflecting previously announced changes, including those presented on this slide; 1 High net worth individuals

Maintaining our position as leading Swiss personal and corporate bank

UBS Group PBT
Underlying, 2Q24[1]


IB
16%
AM
9%
28%
46%
GWM

UBS and CS combined P&C

>99% of CS client relationships and lending exposure remain within our strategic focus

Personal Banking

>3m
clients

~1/3
Swiss households served

#1
digital bank in Switzerland[2]

Corporate and Institutional Clients

>200k
clients

~1/3
Swiss corporates served

>90%
large corporates served[3]

UBS

1 Excluding Group Items and Non-core and Legacy; 2 2024 study by Lucerne University of Applied Sciences and Arts in cooperation with e.foresight; 3 ~200 largest Swiss companies

Personal clients will benefit from even better services and digital capabilities

Personal Banking

Corporate and Institutional Banking

More
Investment

Strategically important

Personal clients core to Swiss universal bank

More
Local

~190 branches[1]

Doubling the reach of CS

More
Personal

1:1 relationship

More clients receiving a dedicated advisor

More
Digital

#1 digital bank[2]

Combining the best UX[3] experts and innovators

UBS

1 By 2026; 2 2024 study by Lucerne University of Applied Sciences and Arts in cooperation with e.foresight; 3 User experience

Combining the best of both worlds for Swiss corporates and institutions

Personal Banking

Corporate and Institutional Clients

Export Finance

UBS now also acting as a lead arranger for buyer credit

International Coverage

Local expertise in Hong Kong, Singapore, New York and Frankfurt

Mergers & Acquisitions

Enhanced mid-market capabilities and lower entry threshold

Succession Planning

Extended coverage to also include small- and medium-sized enterprises

Fund Administration

New in-house offering for private label funds

Sustainability

Leading transition advice and sustainable financing solutions

Addressing the root causes of CS P&C's issues

1 Client relationships that **over-rely on lending** with often unbalanced risk-reward pricing

Non-NII revenues/ average loans, P&C, 1Q21-1Q24 average[1]


UBS
CS
+47%

2 Higher risk appetite and looser standards in specific businesses, leading to **elevated credit losses**

Stage 3 CLE pre-PPA offset[2], P&C, 30.6.24 LTM[3]


UBS
6bps
CS
35bps4
~6x

3 Structurally low profitability in **Personal Banking** and sub-optimal footprint

Return on attributed equity, Personal Banking, 1Q24


UBS
24%
CS
5%

4 Lack of client **trust** which led to deposit outflows and high funding costs

Deposit-to-loan ratio, P&C, 31.3.23


UBS
115%
CS
68%

UBS

1 Annualized; 2 Net stage 3 CLE including impairments absorbed by purchase price allocation adjustments (PPA); Stage 3 credit loss expenses over average loan volume; 3 Last twelve months; 4 Of which 13bps of impairments absorbed by PPA

Restoring sustainable profitability in line with the best-in-class



Return on attributed equity[1]
P&C, underlying[2]
UBS
UBS and CS combined
CS
19.8%
18%
19.5%
15%
16.3%
6%
14.7%
~19%
2021[3]
2022
2023
1H24
Medium-term ambition

Key levers:

- **Supporting clients while growing in strategic areas**
- **Costs right-sizing**
- **Balance sheet optimization**

1 Based on pro-forma UBS methodology for equity attribution; 2 Pre-acquisition CS restated for P&C scope and based on legacy CS adjusted view; pre-acquisition UBS based on reported view;
3 UBS excludes CHF 76m provision for French cross-border matter in 4Q21

Supporting clients while growing in strategic areas

Strategic growth areas

Targeting #1 position in corporate financing and positioning as the go-to-bank for entrepreneurs

Increasing investment opportunities for affluent clients through technology-enabled sales excellence

Creating a leading asset servicing offering by setting-up a one-stop shop model

Scaling retirement planning offering

Leading in sustainable finance to support our clients, employees and society

Leading Bank for Entrepreneurs in collaboration with Corporate Finance and Wealth Management Switzerland


Corporate & Institutional Clients
Corporate Finance and Wealth Planning
Wealth Management Switzerland
Company strategy
Owner strategy
Private life

Building further on a strong market position

~30%[1] of Switzerland's SMEs bank with Corporate & Institutional Clients

~50%[1] of Switzerland's Entrepreneurs bank with WM Switzerland

UBS 1 Current market penetration in terms of target clients by own estimates

Generating synergies by removing duplications where necessary

>1.5bn
expected cumulative integration-related expenses
P&C, by end-2026

Targeting
<50%
cost / income ratio
P&C, 2026 exit rate

Move to one platform

Completion of Swiss client migrations expected by end-2025 enabling the decommissioning of CS platform and operations by end-2026

Branch footprint optimization

Committed to maintain our client proximity with ~190 branches by 2026; consolidating 85 duplicate locations by 1Q25

Workforce right-sizing

Removing duplications front-to-back while offering a fair social plan, including 8-12 months reorientation period and further training allowance

Working with our clients to find solutions in a challenging environment

We are navigating challenging macro and monetary conditions together with our clients

Positive interest rates – clients who refinance today often have to do so at significantly higher interest rates[1]

Money supply – increasing competition over deposits and other sources of cheaper funding[1]

Macro-economic environment – risk premia reflect risks to the economy from strong Swiss franc and slowing growth in main export markets

We are absorbing higher capital and liquidity requirements

Higher funding costs – from increased capital and liquidity requirements

Higher reliance on more expensive market funding after inheriting CS's funding gap

We are working with clients where the relationship is not economically profitable

Expanding services provided to client relationships that over-rely on lending (e.g. saving, investing, advisory)

Re-pricing loans where expanding revenue sources is not possible

UBS

1 Refer to slide 17 for further details

Our universal bank in Switzerland will remain a key pillar of the Group's strategy

Supporting clients with best-in-class products and services

- **Personal Banking** — #1 most digital bank in Switzerland[1]
- **Corporate and Institutional Clients** — Global connectivity and capital market access
- **Global Wealth Management** — #1 only truly global wealth manager
- **Asset Management** — Seamless access to global investment capabilities tailored to Swiss clients
- **Investment Bank** — #1 Best IB in Switzerland[2]

Our commitment

~350bn

We are committed to continue providing around CHF 350bn of credit in our home market[3]

1 2024 study by Lucerne University of Applied Sciences and Arts in cooperation with e.foresight; 2 Euromoney, 2024; 3 Subject to macro-economic and market conditions

Appendix

Tightening monetary conditions put further pressure on pricing

SNB policy rate %



1.75
1.00
0
(0.75)
Dec '19
Dec '20
Dec '21
Dec '22
Dec '23
Aug '24

CHF money supply and supply of domestic loans, cumulated change vs. December 2019
CHF bn, indexed[1]



200
150
100
50
0
(50)
(100)
(150)
Domestic loans in CHF
(103)
M3 Money Supply CHF
M2 Money Supply CHF
Dec '19
Dec '20
Dec '21
Dec '22
Dec '23
Jul '24

UBS Source: SNB, UBS CIO Swiss Investment Office; 1 M2 includes cash in circulation, sight deposits, transaction accounts and saving deposits; M3 also includes time deposits

Credit Suisse's P&C was in structural decline when it was rescued by UBS


Profit before tax
CHF m
SNB policy rate
+250bps
UBS P&C[1]
+54%
358
456
439
411[2]
395
398
430
504
553
614
CS P&C[3]
(35%)
324
373
361
356
301
314
296
215
226
204[4]
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23

UBS

1 Reported until June 2023, underlying for June 2023; 2 Excluding CHF 76m provision for French cross-border matter; 3 Adjusted and US GAAP until June 2023, underlying and IFRS for June 2023;
4 Excludes 183m credit loss expense due to the introduction of IFRS 9

2Q24 financial results: Personal & Corporate Banking (CHF)

CHF m, except where indicated	Underlying 2Q24	Underlying 1Q24	Underlying QoQ	Reported 2Q24	Reported 1Q24	Reported QoQ
Total revenues	**1,838**	1,913	(4%)	**2,061**	2,139	(4%)
Net interest income	1,024	1,119	(8%)	1,225	1,332	(8%)
Recurring net fee income	357	348	+3%	357	348	+3%
Transaction-based income	441	435	+2%	463	449	+3%
Other income	16	11		16	11	
Credit loss expense / (release)	92	39		92	39	
Operating expenses	**1,101**	1,100	0%	**1,266**	1,241	+2%
Profit before tax	**645**	774	(17%)	**703**	859	(18%)
Cost / income ratio	**60%**	57%	+2pp	**61%**	58%	+3pp
Deposits, bn	**255**	256	0%	**255**	256	0%
Loans, bn	**249**	253	(1%)	**249**	253	(1%)
RWA, bn	**132**	136	(3%)	**132**	136	(3%)

Underlying 2Q24 vs. 1Q24

PBT 645m, (17%) driven by lower revenues and higher credit losses

Total revenues 1,838m, (4%) as higher recurring and transaction income was more than offset by lower NII, reflecting lower rates and higher liquidity requirements

Credit loss expense 92m, +53m driven by a small number of positions in our Swiss corporate loan book

Operating expenses 1,101m, flat QoQ

Cost/ income 60%

Net new deposits (1.5bn)

Net new loans (3.4bn) primarily driven by repricing of non-hurdling volumes

UBS

Cautionary statement regarding Forward looking statements

Cautionary Statement Regarding Forward looking Statements | This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. In particular, terrorist activity and conflicts in the Middle East, as well as the continuing Russia–Ukraine war, may have significant impacts on global markets, exacerbate global inflationary pressures, and slow global growth. In addition, the ongoing conflicts may continue to cause significant population displacement, and lead to shortages of vital commodities, including energy shortages and food insecurity outside the areas immediately involved in armed conflict. Governmental responses to the armed conflicts, including, with respect to the Russia–Ukraine war, coordinated successive sets of sanctions on Russia and Belarus, and Russian and Belarusian entities and nationals, and the uncertainty as to whether the ongoing conflicts will widen and intensify, may continue to have significant adverse effects on the market and macroeconomic conditions, including in ways that cannot be anticipated. UBS's acquisition of the Credit Suisse Group has materially changed its outlook and strategic direction and introduced new operational challenges. The integration of the Credit Suisse entities into the UBS structure is expected to take between three and five years and presents significant risks, including the risks that UBS Group AG may be unable to achieve the cost reductions and other benefits contemplated by the transaction. This creates significantly greater uncertainty about forward-looking statements. Other factors that may affect UBS's performance and ability to achieve its plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and the size of the combined Group; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions, including as a result of the acquisition of the Credit Suisse Group; (iii) increased inflation and interest rate volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates, deterioration or slow recovery in residential and commercial real estate markets, the effects of economic conditions, including elevated inflationary pressures, market developments, increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS's clients and counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any adverse changes in UBS's credit spreads and credit ratings of UBS, Credit Suisse, sovereign issuers, structured credit products or credit-related exposures, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC), in particular in light of the acquisition of the Credit Suisse Group; (vi) changes in central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the EU and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (vii) UBS's ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS in response to legal and regulatory requirements and any additional requirements due to its acquisition of the Credit Suisse Group, or other developments; (viii) UBS's ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in current geopolitical turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS's ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to its businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of its RWA, including as a result of its acquisition of the Credit Suisse Group, as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS's business, in particular cross-border banking, of sanctions, tax or regulatory developments and of possible changes in UBS's policies and practices; (xiv) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS's ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with cyberattack threats from both nation states and non-nation-state actors targeting financial institutions; (xix) restrictions on the ability of UBS Group AG and UBS AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the possibility of conflict between different governmental standards and regulatory regimes; (xxii) the ability of UBS to access capital markets; (xxiii) the ability of UBS to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict (e.g., the Russia–Ukraine war), pandemic, security breach, cyberattack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 (coronavirus) pandemic; (xxiv) the level of success in the absorption of Credit Suisse, in the integration of the two groups and their businesses, and in the execution of the planned strategy regarding cost reduction and divestment of any non-core assets, the existing assets and liabilities of Credit Suisse, the level of resulting impairments and write-downs, the effect of the consummation of the integration on the operational results, share price and credit rating of UBS – delays, difficulties, or failure in closing the transaction may cause market disruption and challenges for UBS to maintain business, contractual and operational relationships; and (xxv) the effect that these or other factors or unanticipated events, including media reports and speculations, may have on its reputation and the additional consequences that this may have on its business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. UBS's business and financial performance could be affected by other factors identified in its past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including the UBS Group AG and UBS AG Annual Reports on Form 20- F for the year ended 31 December 2023. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS